Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Myers Industries, Inc. for the registration of common stock, preferred stock, debt securities, depository shares, warrants, subscription rights, purchase contracts and units and to the incorporation by reference therein of our reports dated March 5, 2024, with respect to the consolidated financial statements of Myers Industries, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Myers Industries, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Akron, Ohio

May 7, 2024